Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,000,000	$157.20

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $157.20 is offset against the registration fee due for this offering and of which $1,262,778.40 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 648/B dated February 5, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (the “Prospectus Supplement”) (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0CU9

ISIN:	US5252M0CU95

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$4,000,000

		Total(3)	Per Note
Issue Price(1):		$4,000,000	100.00%
Agent’s Commission(2):		$84,000	2.10%
Proceeds to Lehman Brothers Holdings Inc.:		$3,916,000	97.90%

(1)

The Issue Price includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of $21.00 per $1,000 principal amount, or 2.10%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

(3)

The Notes will be issued in an aggregate principal amount of $4,000,000 and will form a single tranche with the $10,000,000 aggregate principal amount of Medium-Term Notes, Series I, due February 25, 2028 that Lehman Brothers Holdings will issue on February 25, 2008. The Notes will have the same CUSIP and ISIN numbers as the other Notes of this tranche and will settle on the same date as, and trade interchangeably with, the other Notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of this tranche to $14,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐	As agent

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Upsize Trade Date:	February 5, 2008 ($1,000,000 aggregate principal amount and $3,000,000 aggregate principal amount)

Original Trade Date:	January 30, 2008

Issue Date:	February 25, 2008

Stated Maturity Date:	February 25, 2028, subject to Issuer’s Call Option and/or the exercise of the Survivor’s Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒	Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	10.00% times the Interest Accrual Factor

☐ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	Treasury Rate:	Constant Maturity	☐ Yes	☐ No
	☐	CMS Rate
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	Other:

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:

Monthly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Monthly on the 25th of each month, commencing on March 25, 2008; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption and/or the exercise of the Survivor’s Option.

Interest Accrual Factor:

For any Interest Period, the number of calendar days in each Interest Period in respect of which SPREAD REF is greater than or equal to 0.10%, divided by the total number of calendar days in such Interest Period.

SPREAD REF:	For any day during an Interest Period, the 30yr CMS Rate minus the 2yr CMS Rate, subject to the Rate Cut Off.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a New York business day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

30yr CMS Rate:

For any Business Day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus Supplement.

2yr CMS Rate:

For any Business Day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus Supplement.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Business Days:	New York and London

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on the 25th of each February, May, August and November, commencing on February 25, 2009. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Survivor’s Option:	Upon request by the authorized representative of the beneficial owner of the notes, Lehman Brothers Holdings

Inc. will repay those notes prior to the Maturity Date following the death of the beneficial owner of the notes, provided such notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to limits set by Lehman Brothers Holdings Inc. on:

• the permitted dollar amount of total exercises by all holders of all Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, in any calendar year; and

• the permitted dollar amount of an individual exercise by a holder of any Medium-Term Note, Series I, that includes a Survivor’s Option, without regard to series or tranches, in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30YR CMS RATE AND THE 2YR CMS RATE

The following shows for illustrative purposes the 30yr CMS Rate and the 2yr CMS Rate in effect on the Original Trade Date and the hypothetical historical Interest Payment Dates listed below; the Interest Rate per Annum payable on any Interest Payment Date for the Notes, however, will be determined based on the 30yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 2yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate and 2yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 30yr CMS Rate – 2yr CMS Rate (in %)
1/30/2008	4.810	2.964	1.846
11/9/2007	5.285	4.252	1.033
8/10/2007	5.706	5.033	0.673
5/11/2007	5.413	5.121	0.292
2/9/2007	5.43	5.27	0.16
11/10/2006	5.243	5.09	0.153
8/11/2006	5.637	5.413	0.224
5/11/2006	5.781	5.435	0.346
2/10/2006	5.149	5.084	0.065
11/10/2005	5.278	4.872	0.406
8/11/2005	4.991	4.459	0.532
5/11/2005	5.007	4.056	0.951
2/11/2005	4.888	3.68	1.208
11/10/2004	5.342	3.223	2.119
8/11/2004	5.413	2.882	2.531
5/11/2004	5.852	2.971	2.881
2/11/2004	5.209	2.025	3.184
11/10/2003	5.594	2.401	3.193
8/11/2003	5.666	2.067	3.599
5/9/2003	4.936	1.644	3.292
2/11/2003	5.211	1.912	3.299
11/8/2002	5.195	2.146	3.049
8/9/2002	5.603	2.469	3.134
5/10/2002	6.158	3.576	2.582
2/11/2002	6.109	3.332	2.777
11/9/2001	5.46	2.842	2.618
8/10/2001	6.208	4.256	1.952
5/11/2001	6.637	4.878	1.759

2/9/2001	6.244	5.273	0.971
11/9/2000	6.975	6.643	0.332
8/11/2000	7.038	6.992	0.046
5/11/2000	7.721	7.538	0.183
2/11/2000	7.447	7.17	0.277
11/10/1999	6.971	6.332	0.639
8/11/1999	7.297	6.474	0.823
5/11/1999	6.465	5.589	0.876
2/11/1999	5.963	5.302	0.661
11/10/1998	5.942	5.049	0.893
8/11/1998	6.11	5.75	0.36
5/11/1998	6.43	6.019	0.411
2/11/1998	6.238	5.7	0.538
11/10/1997	6.565	6.096	0.469
8/11/1997	6.971	6.291	0.68
5/9/1997	7.216	6.468	0.748
2/11/1997	7.019	6.038	0.981
11/8/1996	6.91	5.908	1.002
8/9/1996	7.109	6.122	0.987
5/10/1996	7.336	6.243	1.093
2/9/1996	6.517	5.021	1.496
11/10/1995	6.74	5.702	1.038
8/11/1995	7.395	6.256	1.139
5/11/1995	7.431	6.372	1.059
2/10/1995	8.197	7.64	0.557
11/10/1994	8.687	7.355	1.332
8/11/1994	8.135	6.479	1.656
5/11/1994	8.171	6.499	1.672
2/11/1994	7.056	4.624	2.432
11/10/1993	6.903	4.27	2.633
8/11/1993	7.068	4.242	2.826
5/11/1993	7.468	3.957	3.511
2/11/1993	7.548	4.417	3.131
11/10/1992	8.089	4.881	3.208
8/11/1992	7.683	4.307	3.376

DESCRIPTION OF SURVIVOR’S OPTION

Upon request by the authorized representative of the beneficial owner of the notes, Lehman Brothers Holdings Inc. will repay those notes prior to the Maturity Date following the death of the beneficial owner of the notes (the ‘‘Survivor’s Option’’), provided such notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.  Upon the valid exercise of the Survivor’s Option and the proper tender of the note for repayment, Lehman Brothers Holdings Inc. will repay that note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the note plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive payment of the principal of the note.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in a note having the Survivor’s Option: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by Lehman Brothers Holdings Inc. upon request.  However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

If the ownership interest in a note having the Survivor’s Option is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of that note will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of the trustee. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of such note for purposes of the Survivor’s Option.

Lehman Brothers Holdings Inc. has the discretionary right to limit the aggregate principal amount of Medium-Term Notes, Series I, without regard to series or tranches, as to which exercises of the Survivor’s Option will be accepted by it  from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to the greater of $1,000,000 or 1.0% of the aggregate amount of all Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, outstanding as of the end of the most recent calendar year.

Lehman Brothers Holdings Inc. also has the discretionary right to limit to $125,000 the aggregate principal amount of Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, as to which exercises of the Survivor’s Option will be accepted by Lehman Brothers Holdings Inc. from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Lehman Brothers Holdings Inc. will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received by the trustee, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. Each tendered note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice to the registered holder that states the reason that note has not been accepted for repayment.

Because the notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the notes, will be the only entity that receives notices from the trustee and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment of a note pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the trustee that:

(1)

the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

	(2)	the death of the beneficial owner has occurred and the date of death, and

	(3)	the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to the trustee from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States);

•

tax waivers and any other instruments or documents that the trustee reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC, to the trustee and will certify to the trustee that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

Lehman Brothers Holdings Inc. retains the right to limit the aggregate principal amount of Medium-Term Notes, Series I, that include a Survivor’s Option, as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by the trustee, in its sole discretion, which determination will be final and binding on all parties.

Forms for the exercise of the Survivor’s Option may be obtained from Citibank, N.A., 111 Wall Street, 15th Floor, New York, NY 10043, Attention: Agency and Trust Group, telephone: (800) 422-2066.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount not to exceed 2.10%.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.